12/1/14

14042007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED NOV 28 2014

SEC FILE NUMBER
8-46184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/13 (MM/DD/YY) AND ENDING 9/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maple Securities USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Washington Boulevard, Suite 1400 14th Floor
(No. and Street)

Jersey City	New Jersey	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Malosky (201) 369-3020
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

12/1/14

OATH OR AFFIRMATION

I, John Malosky, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Maple Securities USA, as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or direct has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Sworn to and subscribed
before me this
25 day of Nov., 2014

Notary Public

Signature

President
Title

EVELYN CABALLERO
Notary Public, State of New Jersey
My Commission Expires
May 30, 2017

This report contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

MAPLE SECURITIES

U.S.A. INC.

STATEMENT OF FINANCIAL CONDITION

Maple Securities U.S.A. Inc.
September 30, 2014
With Report of Independent Registered Public Accounting Firm

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2014

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder of
Maple Securities U.S.A. Inc.

We have audited the accompanying statement of financial condition of Maple Securities U.S.A. Inc. (the "Company") as of September 30, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Maple Securities U.S.A. Inc. at September 30, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

November 25, 2014

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2014

Assets	
Cash and cash equivalents	$ 42,709,990
Securities purchased under agreements to resell	225,951,606
Securities borrowed	1,806,340,038
Securities received as collateral, at fair value	249,997
Securities and derivative contracts owned, at fair value (including securities pledged as collateral in securities lending transactions of $939,737,496)	1,079,952,719
Due from brokers, clearing organizations and others	30,160,004
Fixed assets, net of accumulated depreciation and amortization of $1,325,979	2,241,710
Deferred tax assets, net	1,910,244
Other assets	1,008,361
Total assets	$ 3,190,524,669
Liabilities and shareholder's equity	
Liabilities:	
Bank overdrafts	$ 1,355,026
Securities loaned	2,448,385,987
Obligation to return securities received as collateral, at fair value	249,997
Securities sold under agreements to repurchase	194,028,778
Securities and derivative contracts sold, but not yet purchased, at fair value	378,598,854
Due to brokers, clearing organizations and others	513,581
Accounts payable and accrued liabilities	5,245,455
Total liabilities	3,028,377,678
Shareholder's equity:	
Common stock, no par value; 6,000 shares authorized, 4,000 shares issued and outstanding	55,944,171
Additional paid-in capital	95,738,740
Retained earnings	10,464,080
Total shareholder's equity	162,146,991
Total liabilities and shareholder's equity	$ 3,190,524,669

See notes to statement of financial condition.

Maple Securities U.S.A. Inc.

Notes to Statement of Financial Condition

September 30, 2014

1. Organization

Maple Securities U.S.A. Inc. (the "Company") is incorporated in the state of Delaware and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"), the Depository Trust Clearing Corporation ("DTCC"), the National Securities Clearing Corporation ("NSCC"), the Fixed Income Clearing Corporation ("FICC") and the Options Clearing Corporation ("OCC"). The Company's FICC membership was approved on August 28, 2014. The Company is a wholly–owned subsidiary of Maple Partners America, Inc. ("MPAI"), a subsidiary of Maple Financial Group ("MFG"), a privately-held global financial services group based in Canada.

The Company engages in proprietary trading, securities borrowing and lending activities for its own account, and custody services for its broker dealer affiliates (non-customers). The Company does not carry customer accounts as defined by the Securities and Exchange Commission ("SEC") Rule 15c3–3, the customer protection rule.

2. General and Summary of Significant Accounting Policies

Basis of presentation - The Statement of Financial Condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which includes industry practices.

Use of estimates - Management makes estimates and assumptions that affect the reported amounts in the Statement of Financial Condition and accompanying footnotes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable. As such, actual results could differ materially from the estimates included in the Statement of Financial Condition and accompanying footnotes.

Cash and cash equivalents - The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. At September 30, 2014, there were no investments classified as cash equivalents.

2. General and Summary of Significant Accounting Policies (continued)

Securities borrowed and securities loaned - Securities borrowed and Securities loaned result from transactions with other broker-dealers or financial institutions ("counterparties") and are accounted for as secured borrowings, recorded at the amount of cash collateral advanced or received. At September 30, 2014, the Company had accepted collateral that is permitted by contract to sell or repledge. Such collateral consists primarily of securities received from broker-dealers and other financial institutions in connection with securities borrowed and securities loaned transactions. All securities borrowed and securities loaned transactions, inclusive of rebates receivable and rebates payable, are recorded on a gross basis in the Statement of Financial Condition, regardless of the existence of a master netting arrangement for offsetting transactions with the same counterparty. In accordance with Accounting Standard Codification ("ASC") 860, *Transfers and Servicing*, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amount of collateral received and a corresponding obligation to return such collateral.

Securities purchased under agreements to resell and securities sold under agreements to repurchase - Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as secured borrowings. Resale agreements and repurchase agreements generally are collateralized by U.S. government and agency obligations, foreign government obligations, and corporate bonds; recorded at contract price, plus accrued interest. The Company takes possession of securities obtained as collateral for resale agreements at the time such agreements are made. The market value of the underlying collateral is valued daily and additional collateral is obtained or refunded as necessary.

The Company's resale agreements and repurchase agreements executed with the same counterparty under a master netting arrangement are reported on a gross basis in the Statement of Financial Condition.

Securities and derivative contracts owned and sold, not yet purchased, at fair value - Securities and derivatives transactions are recorded on a trade-date basis. Derivative contracts, securities owned and securities sold, but not yet purchased, are stated at fair value. The fair value of the Company's derivative contracts executed with the same counterparty under a master netting arrangement are reported on a gross basis in the Statement of Financial Condition.

2. General and Summary of Significant Accounting Policies (continued)

Fair Value Measurements - In accordance with ASC 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability.

Inputs may be observable or unobservable and refer broadly to the assumptions that the market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is categorized into the three level hierarchy based upon the observability of the inputs which are significant to the overall fair value measurement.

The three tier hierarchy of inputs is summarized below.

Level 1 – Valuation is based on unadjusted quoted prices in active markets for identical assets and liabilities as of the reporting date.

Level 2 – Valuation is based on other significant observable inputs, either directly or indirectly, at the reporting date such as a) quoted prices for similar assets and liabilities, b) observables inputs other than quoted prices, for assets and liabilities; or c) inputs that are derived from or corroborated by observable market data by correlation or other means.

Level 3 – Valuation is based on significant unobservable inputs for an asset or liability and includes situations where there is little, if any, market activity at the reporting date. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company's policy is to recognize transfers between levels at the end of each reporting period.

2. General and Summary of Significant Accounting Policies (continued)

The fair value of derivative contracts, securities owned and securities sold, but not yet purchased, are generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models. See Note 7 for additional information.

Fixed Assets, net of accumulated depreciation and amortization - Furniture and fixtures, computer and telephone equipment, software and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. All assets are depreciated on the straight-line basis over the useful life ranging from three to ten years. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Foreign currency transactions - Monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars at the applicable year-end exchange rate.

Income Tax -The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for their future tax consequences related to differences between Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

ASC 740 also prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances and information available at the end of each reporting period. A tax position that meets the

2. General and Summary of Significant Accounting Policies (continued)

MLTN recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Recently Issued Accounting Pronouncements - In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2011-11 *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities* ("ASU 2011-11"). ASU 2011-11 requires additional disclosure about financial instruments and derivatives instruments that are subject to netting arrangements to assist users of the financial statements in understanding the effect of those arrangements on its financial position. In January 2013, the FASB issued an amendment to ASU 2011-11, ASU No. 2013-01 *Balance Sheet (Topic 210): Clarifying the Scope of Disclosure about Offsetting Assets and Liabilities* ("ASU 2013-01"). ASU 2013-01 clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASC 815- *Derivatives and Hedging* ("ASC 815"), including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASU 2011-11, ASC 815, or subject to an enforceable master netting arrangement or similar agreement. The new disclosures are required for reporting periods beginning on or after January 1, 2013. The adoption of this ASU did not have a material impact on the Company's Statement of Financial Condition. See Note 13 for further information.

In July 2013, the FASB issued ASU No. 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists* ("ASU 2013-11"). ASU 2013-11 requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or tax credit carryforward, unless such tax loss or credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes resulting from the disallowance of a tax position. In the event that the tax position is disallowed or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend

2. General and Summary of Significant Accounting Policies (continued)

to use, the deferred tax asset for such purpose, the unrecognized tax benefit shall be presented in the Statement of Financial Condition as a liability and shall not be combined with deferred tax assets. The guidance is effective for annual reporting periods beginning after December 15, 2014 and is to be applied prospectively. The Company does not expect the adoption of ASU 2013-11 to have a material impact on the Company's Statement of Financial Condition.

In June 2014, the FASB issued ASU 2014-11, *Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures* ("ASC 2014-11"). ASU 2014-11 requires repurchase-to-maturity transactions to be accounted for as secured borrowings and eliminates existing guidance for repurchase financings. New disclosures are required for (1) certain transactions accounted for as secured borrowings and (2) transfers accounted for as sales when the transferor also retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. The guidance is effective for public business entities for the first annual period beginning after December 14, 2014, except for disclosure requirements related to secured borrowings, which are effective for periods beginning after March 15, 2015. The Company is currently assessing the impact of this standard on the Statement of Financial Condition.

3. Securities Borrowed and Securities Loaned

Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities differs from the amount of collateral held. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Substantially all of the securities borrowed transactions were done in connection with the Company's securities lending activities and transactions in Securities sold, but not yet purchased.

Reflected in Securities borrowed and Securities loaned on the Statement of Financial Condition are dividends and rebates receivable and dividend and rebates payable, respectively. As of September 30, 2014, the Company recorded total dividends and rebates receivable and dividend and rebates payable of $9,811,827and $14,419,951, respectively.

3. Securities Borrowed and Securities Loaned (continued)

In the normal course of business, the Company obtains securities under securities borrowing agreements on terms which permit it to repledge or resell the securities to others. At September 30, 2014, in connection with the outstanding securities borrowed contracts, the Company obtained securities with a fair value of $1,751,980,300 on such terms. Additionally, the Company obtained securities with a fair value of $554,447,644 in connection with noncash securities lending transactions in which the Company acted as a borrower. Substantially all the securities obtained at year-end have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities or to satisfy its commitments under securities sold, but not yet purchased. See Note 6 for information on the securities owned that have been pledged as collateral in connection with the Company's securities lending activities.

4. Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

At September 30, 2014, the fair value of securities received and delivered as collateral totaled $226,298,821 and $194,430,393, respectively. At September 30, 2014, the resale agreements and repurchase agreements are collateralized by U.S. and Canadian government securities. Substantially all of the securities obtained by the Company under resale agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities. At September 30, 2014, included in Securities purchased under agreements to resell and Securities sold under agreements to repurchase on the Statement of Financial Condition is accrued interest of $79,393 and $29,429, respectively.

5. Due from and Due to Brokers, Clearing Organizations and Others

At September 30, 2014, amounts Due from and Due to brokers, clearing organizations and others consist of the following:

	Due From Brokers, Clearing Organizations and Others	Due to Brokers, Clearing Organizations and Others
Due from/to clearing brokers	$ 186,343	$ 45,670
Due from/to clearing organizations	6,952,133	368,693
Deposits with clearing organizations	21,978,504	-
Pending trades, net	816,765	-
Due from/to affiliates	226,259	99,218
	$ 30,160,004	$ 513,581

5. Due from and Due to Brokers, Clearing Organizations and Others (continued)

Due from clearing brokers primarily consists of cash margin held at a clearing broker related to the Company's federal funds futures contracts. Due to clearing brokers includes the value on open federal funds futures positions.

Due from/to clearing organizations primarily consists of dividend receivables and payables in conjunction with the Company's proprietary trading activities and the unsettled variation margin receivables or payables related to the Company's single stock future contracts. See Note 12 for additional information related to the single stock future contracts.

Deposits with clearing organizations represent balances at the FICC of $18,000,000, the NSCC of $1,647,081 and DTCC of $2,331,423 in order to satisfy margin requirements.

Pending trades represent the contract price of securities to be delivered or received by the Company. Should a counterparty fail to deliver the securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. Trades pending settlement at September 30, 2014 were subsequently settled without a material effect on the Company's Statement of Financial Condition.

See Note 10, Related-Party Transactions, for additional information related to amounts Due from and Due to affiliates.

6. Securities and Derivative Contracts Owned and Sold, but Not Yet Purchased

At September 30, 2014, included in Securities and derivative contracts owned, at fair value, are exchange traded equity securities, exchange traded equity index option contracts, exchange traded equity option contracts, and U.S. government securities. Included in Securities and derivative contracts sold, but not yet purchased, at fair value, are exchange traded equity securities, exchange traded equity index option contracts, exchanged traded equity option contracts, U.S. government securities, and currency forward contracts.

Securities sold, but not yet purchased, at fair value, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, the Company's ultimate obligation to satisfy the sale of Securities sold, but not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

6. Securities and Derivative Contracts Owned and Sold, but Not Yet Purchased (continued)

At September 30, 2014, equity securities owned and U.S. government securities owned with a fair value of $789,922,862 and $149,814,633, respectively, have been pledged as collateral under terms that enable the counterparties to sell or repledge the securities pledged. The associated liabilities, which represent the cash received from counterparties in exchange for the securities pledged, are included in Securities loaned on the Statement of Financial Condition. Additionally, at September 30, 2014, the Company has pledged equity securities owned with a fair value of $75,018,331 to the OCC in order to satisfy its margin requirement.

7. Fair Value Measurements and Disclosures

The following table presents the Company's major categories of assets and liabilities that are measured at fair value on a recurring basis within the fair value hierarchy at September 30, 2014:

Description	Quoted Prices in Active Markets for Identical Investments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets			
Exchange traded equity securities	$ 906,643,671	$ -	$ -
Exchange traded equity index option contracts	22,845,725	115,681	-
Exchange traded equity option contracts	242,723	90,285	-
U.S government securities	-	150,014,634	-
Securities received as collateral	-	249,997	-
Total	$ 929,732,119	$ 150,470,597	$ -
Liabilities			
Exchange traded equity securities	$ 101,567,677	$ -	$ -
Exchange traded equity index option contracts	26,005,345	100,959,795	-
Exchange traded equity option contracts	46,003	-	-
U.S. government securities	-	149,966,641	-
Currency forward contracts	-	53,393	-
Total	$ 127,619,025	$ 250,979,829	$ -

The fair value of exchange traded equity securities, equity index option contracts, and equity option contracts within Level 1 is based on quoted prices in active markets.

The fair value of exchange traded equity index option contracts and equity option contracts within Level 2 is generally based on price quotes from exchanges for instruments that the

7. Fair Value Measurements and Disclosures (continued)

Company has determined are not actively traded. To the extent that there are no observable trades for these instruments as of the reporting date, the fair value is generally based on theoretical pricing models using observable market inputs, such as volatility and market rates of underlying instruments.

The fair value of U.S government securities within Level 2 are valued using quoted market prices in the OTC market.

Securities received as collateral were U.S government securities, and therefore categorized as Level 2.

There were no transfers between Levels 1 and 2 during the year ended September 30, 2014.

Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short term nature, are repriced frequently, and generally limited credit risk. These instruments include Cash and cash equivalents, Securities purchased under agreements to resell, Securities sold under agreements to repurchase, Securities borrowed and Securities loaned with short-dated maturities, Due from brokers, clearing organizations and others, Bank overdrafts, and Due to brokers, clearing organizations and others. These financial instruments are classified as either Level 1 or 2 within the fair value hierarchy.

The fair value of Securities borrowed and Securities loaned (with maturities of 90 days or greater) are computed based on a discounted cash flows model using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based upon readily observable pricing information, Securities borrowed and Securities loaned are classified within Level 2.

The Company does not have any assets or liabilities measured at fair value on a nonrecurring basis.

7. Fair Value Measurements and Disclosures (continued)

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial instruments that are not recorded at fair value in the Company's Statement of Financial Condition. The following table excludes all non-financial assets and liabilities.

September 30, 2014

Description	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash and cash equivalents	$ 42,709,990	$ 42,709,990	$ 42,709,990	$ -	$ -
Securities purchased under agreements to resell	225,872,213	225,872,213	-	225,872,213	-
Securities borrowed	1,796,528,195	1,796,410,536	-	1,796,410,536	-
Due from brokers, clearing organizations and others	30,160,004	30,160,004	-	30,160,004	-
Total	$ 2,095,270,402	$ 2,095,152,743	$ 42,709,990	$ 2,052,442,753	$ -
Liabilities					
Bank overdrafts	$ 1,355,026	$ 1,355,026	$ -	$ 1,355,026	$ -
Securities loaned	2,433,966,035	2,433,923,012	-	2,433,923,012	-
Securities sold under agreements to repurchase	193,999,349	193,999,349	-	193,999,349	-
Due to brokers, clearing organizations and others	513,581	513,581	-	513,581	-
Total	$ 2,629,833,991	$ 2,629,790,968	$ -	$ 2,629,790,968	$ -

8. Fixed Assets

At September 30, 2014, fixed assets are comprised of the following:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Computer and telephone equipment	$1,131,365	$615,740	$515,625
Leasehold improvements	1,177,988	99,676	1,078,312
Software	968,384	566,005	403,379
Furniture and fixtures	289,952	44,558	245,394
	$3,567,689	$1,325,979	$2,241,710

9. Regulatory Requirements

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule ("Rule 15c3-1"). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items or $250,000, as defined.

At September 30, 2014, the Company had net capital of $93,903,529 which was $93,653,529 in excess of the required net capital of $250,000.

During the year, the Company did not effectuate transactions for anyone defined as a customer under SEC Rule 15c3-3 ("Rule 15c3-3"). Accordingly, at September 30, 2014, the Company had no customer related debit items to be aggregated under this Rule.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

10. Related-Party Transactions

At September 30, 2014, related-party balances receivable and payable primarily consist of balances related to fees for back-office support, which includes accounting and payroll services, custodial services such as securities clearance and settlement, fees for the use of office space, and fees and expenses arising from the normal course of business, such as securities related transactions and operating expenses paid to vendors by one entity on behalf of its affiliate. These balances are included in Due from / Due to brokers, clearing organizations and others on the Statement of Financial Condition.

	Due From Affiliates	Due to Affiliates
MPAI	$ 179,602	$ -
Maple Bank GmbH ("MBG")	976	44,209
Maple Bank Toronto Branch ("MBTOR")	13,444	
Maple Securities Canada, Ltd. ("MSCL")	-	55,009
Maple Trade Finance Corp. ("MTFC")	11,623	-
Maple Securities U.K., Ltd. ("MSUK")	8,568	-
Maple Arbitrage Inc. ("MAI")	12,046	-
	$ 226,259	$ 99,218

The Company had an outstanding forward foreign exchange contract outstanding with MSCL for $53,393, which is reflected within Accounts payable and accrued liabilities on the Statement of Financial Condition.

The Company previously participated in a deferred share-based awards program, managed by MFG, which was governed by the Amended Executive Restricted Share Unit ("RSU") plan. During the year ended September 30, 2013, MFG's Board of Directors decided to terminate the RSU plan. As a result, RSUs are no longer granted to the Company's employees. The RSU plan has been replaced with a new compensation plan, which is described further below.

10. Related-Party Transactions (continued)

The Company accounts for the RSU plan as a variable compensation plan and as such the value of the awards was remeasured at each reporting date based on the fair value of the RSUs. The Company recognized a liability equal to the value of the remeasured RSUs amortized over the vesting period. As of September 30, 2014, all RSUs issued in prior years have been fully paid out.

On October 1, 2012, the Company adopted a new compensation policy which governs the equity based deferred compensation for senior employees. The new compensation plan is managed by MBG and is governed by the Policy Concerning the Compensation of Management and the Employees of Maple Bank GMBH (including its branch offices, subsidiaries and other relevant affiliated companies) under the German Ordinance on Regulatory Requirements Relating to Compensation Systems of Institutions.

According to the new compensation policy the total compensation for all employees is made up of fixed and variable compensation elements, which are all paid in cash. A portion of the variable compensation element is paid when announced to employees. The remaining balance is deferred and paid in equal annual installments over the next three years.

The payment of the deferred amounts depends on the change of the book value per share ("phantom stocks") of MFGI. All deferred but unpaid variable compensation elements are subject to the future performance of MFGI, which may result in the partial or total loss of variable compensation elements that have been allocated, but not yet disbursed. The plan does not impose any continued service or performance conditions in order for eligible employees to be entitled to payment.

The Company recognizes a liability equal to the value of the remeasured phantom stocks.

At September 30, 2014, $6,437,054 related to securities borrowed and $23,528,269 related to securities loaned transactions were due from and due to affiliates, respectively. These amounts are with MSUK, MSCL and MBG and are inclusive of rebates and dividends receivable and payable, included in Securities borrowed and Securities loaned on the Statement of Financial Condition. Additionally, the Company obtained securities with a fair value of $38,747,564 in connection with noncash securities lending transactions in which the Company acted as a borrower.

10. Related-Party Transactions (continued)

In addition, the Company obtained securities with a fair value of $249,997 in connection with noncash securities lending transactions in which the Company acted as a lender. At September 30, 2014, $45,960,380 related to resale agreements and $23,696,167 related to repurchase agreements were due from and due to affiliates, respectively. These amounts are with MSUK and MSCL and are included in Securities purchased under agreements to resell and Securities sold under agreements to repurchase on the Statement of Financial Condition. During the year, the Company made advances to and received advances or overdrafts from MBG, MSCL, MTFC and MPAI. These advances or overdrafts were due upon demand. At September 30, 2014, the Company had overdrafts with MBG of $1,355,026, which is due upon demand. This balance is included in Bank overdrafts on the Statement of Financial Condition.

The Company has an unsecured line of credit agreement with MBG, principally to finance securities lending activities. Amounts available under the line of credit are limited to 85 million euro and the Company is not charged for the unused portion of line of credit. At September 30, 2014, there were no outstanding borrowings against the line of credit. Interest payable on amounts drawn under the line of credit is based on the EURIBOR rate plus a spread based on the funding term. The spread ranges from 60 to 145 basis points. There is currently no set maturity date on the line of credit.

As discussed in Note 11, the Company is included in the consolidated federal income tax return of MPAI. At September 30, 2014, the Company has a tax receivable of $207,936 from MPAI. This receivable represents the excess of cash payments provided to MPAI over the Company's allocable federal income tax benefit determined on a separate company basis. This amount is part of the balance due from affiliates, which is included in Due from brokers, clearing organizations and others on the Statement of Financial Condition.

11. Income Taxes

The Company is included in the consolidated federal income tax return of MPAI. The Company also files stand-alone returns in various state and local jurisdictions. The Company's provision for taxes is calculated based on a separate return basis.

The Company's deferred tax assets of $1,910,244 primarily relate to (1) unpaid remuneration, (2) differences in the US GAAP and US income tax deferred rent bases, associated with the new office space lease, and (3) state net operating losses. At September 30, 2014, the Company believes it is more likely than not that the entire amount of such deferred tax assets will be realized in the future; therefore no valuation allowance has been recorded.

11. Income Taxes (continued)

At September 30, 2014, the Company has state and local net operating loss carryforwards of $3,125,685 that will begin to expire in 2020.

As of September 30, 2014, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, and, accordingly, no additional disclosures are required. The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits in Accounts payable and accrued liabilities on the Statement of Financial Condition. In the next twelve months, the Company believes that there will be no material changes to unrecognized tax benefits.

Fiscal years ended September 30, 2010 through September 30, 2014, remain open for examination by the federal, state and local authorities. As of September 30, 2014, the Company is currently under examination by the Internal Revenue Service for the fiscal years 2010 through 2012.

12. Derivative Financial Instruments and Other Off-Balance Sheet Risks

In the normal course of business, the Company trades various derivative financial instruments with off-balance sheet risk. The Company enters into derivative transactions for proprietary trading purposes and to manage the Company's own exposure to market risk, credit risk, and foreign currency risk resulting from its business activities. The Company does not designate any derivative contracts as hedges for accounting purposes.

Derivatives are financial instruments, which include forward foreign exchange contracts, single stock futures, federal funds futures contracts, exchanged traded equity index options and equity option contracts, whose value is based upon an underlying asset, index or reference rate.

A derivative contract may be traded on an exchange or over-the-counter. Exchange traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties.

Options represent the right to purchase or sell financial assets at specified terms at specified future dates. The Company is engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability, subsequently marked at its fair value, and is included in Securities and derivative contracts sold, but not yet purchased, at fair value on the Statement of Financial Condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option.

12. Derivative Financial Instruments and Other Off-Balance Sheet Risks (continued)

Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current fair value.

Single stock futures ("SSF") are a type of futures contract between two parties to exchange a specified number of shares in a company for a price agreed on the contract date (the futures price or the strike price) with delivery occurring at a specified future date, the delivery date. SSF contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, SSF contracts generally have minimal credit risk.

Federal funds futures are a type of futures contract based on the underlying interest rate for overnight borrowings from the Federal Reserve Bank. Federal funds futures are executed on an exchange, through a clearing broker, and cash settlement is made regularly for market movements.

Forward foreign exchange contracts represent future commitments to purchase or sell other currencies at specific terms at specified future dates. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in foreign currency exchange rates.

The following table summarizes the gross fair value of derivative instruments at September 30, 2014. Fair values of derivative instruments in an asset position are included in Securities and derivative contracts owned, at fair value. Fair values of derivative instruments in a liability position are reflected in Securities and derivative contracts sold, but not yet purchased, at fair value.

	Fair Value of Assets	Fair Value of Liabilities
Exchange traded equity index option contracts	$ 22,961,406	$ 126,965,140
Exchange traded equity option contracts	333,008	46,003
Forward foreign exchange contracts	-	53,393
	$ 23,294,414	$ 127,064,536

12. Derivative Financial Instruments and Other Off-Balance Sheet Risks (continued)

The following table summarizes the notional values of the Company's derivative instruments that are reported as asset or liability positions, respectively at September 30, 2014:

	Notional Value of Assets	Notional Value of Liabilities
Exchange traded equity index option contracts	$ 893,127,500	$ 903,175,000
Exchange traded equity option contracts	4,615,000	7,194,800
Single stock futures[(1)]	8,229,919	221,978,469
Federal fund futures[(2)]	-	261,444,747
Forward foreign exchange contracts	-	736,733

(1) At September 30, 2014, gross unsettled variation margin receivables and payables related to the Company's single stock futures totaled $980,382 and $288,610, respectively. These amounts are included in Due from and Due to brokers, clearing organizations and others on the Statement of Financial Condition.

(2) At September 30, 2014, a cash margin receivable and futures position payables related to the Company's federal funds futures totaled $185,970 and $45,670, respectively. These amounts are included in Due from and Due to brokers, clearing organizations and others on the Statement of Financial Condition.

13. Financial Instrument Offsetting

Below is a summary table of financial and derivative contracts, by product, including the gross amounts reflected in the Statement of Financial Condition, subject to netting arrangements.

Offsetting of Financial Assets and Derivative Assets

As of September 30, 2014	(i)	(ii)	(iii)= (i) - (ii)	(iv) Gross Amounts Not Offset in the Statement of Financial Condition [1]		(v)=(iii) - (iv)
Description	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments [2]	Cash Collateral [3]	Net Amount
Exchange Traded Options	23,294,414	-	23,294,414 [4]	23,294,414	-	-
Securities Purchased under agreement to resell	225,951,606	-	225,951,606	225,306,950	-	644,656
Securities Borrowed[5]	1,806,590,035	-	1,806,590,035	1,794,080,508	-	12,509,527
Total	2,055,836,055	-	2,055,836,055	2,042,681,872	-	13,154,183

Offsetting of Financial Liabilities and Derivative Liabilities

As of September 30, 2014	(i)	(ii)	(iii)= (i) - (ii)	(iv) Gross Amounts Not Offset in the Statement of Financial Condition [1]		(v)=(iii) - (iv)
Description	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments [2]	Cash Collateral [3]	Net Amount
Exchange Traded Options	127,011,143	-	127,011,143 [4]	127,011,143	-	-
Securities sold under agreements to repurchase	194,028,778	-	194,028,778	194,028,778	-	-
Securities Loaned[5]	2,448,635,984	-	2,448,635,984	2,430,132,000	-	18,503,984
Futures Contracts	45,670	-	45,670 [6]	-	45,670	-
Forward foreign exchange contracts	53,393	-	53,393 [7]	-	-	53,393
Total	2,769,774,968	-	2,769,774,968	2,751,171,921	45,670	18,557,377

13. Financial Instrument Offsetting (continued)

(1) For some counterparties, the sum of the financial instruments and collateral not netted on the Statement of Financial Condition may exceed the net asset or net liability balance. Where this is the case, the total amounts reported in these two columns are limited to the net balance in column (iii).

(2) Reflects the netting adjustment impact (liability positions offsetting asset positions or vice versa) plus the market value of securities collateral (whether recognized or unrecognized on the balance sheet) for those positions where an enforceable master netting arrangement or similar agreement, as determined by the assessment of management, exists, but the Company elects to present on a gross basis on the Statement of Financial Condition.

(3) Reflects cash collateral (recognized on the balance sheet) for those positions where an enforceable master netting arrangement or similar agreement, as determined by the assessment of management, exists, but the Company elects to present on a gross basis on the Statement of Financial Condition.

(4) The total exchange traded option assets and liabilities are reflected on the Statement of Financial Condition within Securities and derivative contracts owned, at fair value and Securities and derivatives sold, but not yet purchased, at fair value, respectively. In addition, exchange traded options reconcile to the aggregate of exchange traded equity index option contacts and exchange trade equity option contracts in Notes 7 and 12.

(5) Included within securities borrowed and securities loaned in the table above are Securities received as collateral, at fair value and Obligation to return securities received as collateral, at fair value, respectively, for $249,997.

(6) Futures contracts are reflected within Due to brokers, clearing organizations and others on the Statement of Financial Condition.

(7) Forward foreign exchange contracts are reflected within Accounts payable and accrued liabilities on the Statement of Financial Condition.

14. Commitments and Contingent Liabilities

The Company has obligations under operating leases related to office space. In October 2013, the Company signed a ten year operating lease for new office space with minimum rental commitments totaling $4,267,146. In February 2014, the Company moved its operations to the new office space. Rent abatements were granted for the first six months beginning at the lease commencement date in February 2014.The lease contains an option to extend the lease five years at prevailing market rates. The lease payment rates escalate for the second half of the lease term.

14. Commitments and Contingent Liabilities (continued)

As of September 30, 2014, the aggregate minimum annual rental commitments under the existing operating lease for the new office space totaled $4,233,210.

At September 30, 2014, the future minimum rental commitments under the operating lease, describe above, are as follows:

2015	$ 407,238
2016	407,238
2017	407,238
2018	407,238
2019	427,895
Thereafter	2,176,363
Total	$4,233,210

In connection with the new lease initiated in October 2013, the Company was required to provide a bank issued irrevocable letter of credit for $101,810, in favor of the lessor. The letter of credit is automatically renewed and must be kept in place until sixty days following the end of the lease term.

In addition, the Company has an agreement for infrastructure and recovery services, with a minimum rent commitment of $98,615 for 2015.

The Company may be involved in litigation arising in the normal course of business. At September 30, 2014, no litigation was pending against the Company. In addition, management is not aware of any unasserted claims or assessments against the Company.

The Company applies the provisions of the ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and/or derivatives contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential

14. Commitments and Contingent Liabilities (continued)

contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

15. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities, including securities lending in which counterparties primarily include large domestic and international banks, broker-dealers, and other financial institutions, including related parties described in Note 10. From time to time, the Company may assume concentrated credit risk at the individual obligor, counterparty or guarantor level. In addition, the Company may from time to time be exposed to concentrated credit risk at the industry or country level, potentially exposing the Company to a single market or political event or correlated set of events. The Company also generally is not able to net exposure across counterparties that are affiliated entities and may not be able in all circumstances to net exposures across multiple products to the same legal entity. As a consequence, the Company may incur a loss in relation to one entity or product even though the Company's exposure to one of its affiliates or across product types is over collateralized. To the extent allowable, the Company has entered into master netting arrangements to mitigate credit risk of financial instruments, which has the potential to reduce the entity's maximum amount of loss due to credit risk. As assessed by the management of the Company, master netting arrangements have been entered as part of many of our derivative, repurchase and reverse repurchase agreements, and securities lending agreements.

The Company monitors the market value of securities borrowed and loaned as well as repurchase agreements and reverse repurchase agreements on a daily basis; obtaining or refunding additional collateral as necessary to ensure such transactions are adequately collateralized.

Generally, all of the Company's counterparty exposure is secured, and when the Company's exposure is secured, the realizable market value of the collateral may have declined by the time the Company exercises rights against that collateral. This risk may be particularly acute if the Company is required to sell the collateral into an illiquid or temporarily impaired market. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk.

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument and the value of collateral that may be held by the Company, if any. It is the

15. Concentrations of Credit Risk (continued)

Company's policy to review, as necessary, the credit standing of each of its counterparties. At any point in time, having one or more counterparties to which the exposure exceeds 10% of the Company's total shareholder's equity is not unusual. If a significant individual counterparty defaults on an obligation to the Company, the Company could incur financial losses that materially adversely affect the Company's businesses, operating results and financial position. At September 30, 2014, approximately 47% of the Company's credit exposure associated with its securities lending activities was spread amongst five counterparties and the amount of loss to be incurred if the counterparties failed to perform to the terms of their contracts would not exceed approximately $5.4 million, which represents the net exposure of collateral advanced/received vs. market value of securities received/advanced.

16. Retirement Plan

The Company has a 401(k) retirement plan (the "Plan") covering substantially all of its employees. Only full time employees who meet the service requirement period are eligible to participate in the Plan. The Company may make a matching contribution on an individual basis, equal to 100% of the contributions made by the participant to the Plan but not to exceed 5% of the employee's compensation, capped at the annual deferral limit, as defined.

17. Subsequent Events

ASC 855 - *Subsequent Events*, requires the disclosure of events occurring subsequent to the Statement of Financial Condition date. The Company evaluated subsequent events through the issuance date of the Statement of Financial Condition. As a result of the Company's approved membership with the FICC on August 28, 2014, trading via the FICC went effective on October 1, 2014. No other material events were noted.